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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                                 ADVANTA CORP.
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                                (NAME OF ISSUER)

                                 ADVANTA CORP.
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                      (NAME OF PERSON(S) FILING STATEMENT)

                                 CLASS A COMMON STOCK
                                 CLASS A PURCHASE RIGHTS
                                 CLASS B COMMON STOCK
                                 CLASS B PURCHASE RIGHTS
      DEPOSITARY SHARES EACH REPRESENTING ONE ONE-HUNDREDTH INTEREST IN A
        SHARE OF 6 3/4% CONVERTIBLE CLASS B PREFERRED STOCK, SERIES 1995
             (STOCK APPRECIATION INCOME LINKED SECURITIES (SAILS))
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                       (TITLES OF CLASSES OF SECURITIES)

                                  007942 10 5
                                  007942 11 3
                                  007942 20 4
                                  007942 12 1
                                  007942 30 3
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                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                              ELIZABETH MAI, ESQ.
                      WELSH AND MCKEAN ROADS, P.O. BOX 844
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 444-5000
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                               JAY A. DUBOW, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                         TWELFTH FLOOR PACKARD BUILDING
                             111 SOUTH 15TH STREET
                          PHILADELPHIA, PA 19102-2678

                                JANUARY 20, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                         Amount of Filing Fee
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               $850,012,904.00                                 $170,002.58
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    ----------------               Filing party:   ----------------
Form or registration no.:  ----------------                               ----------------
                                                          Date filed:

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* 1/50 of one percent of an assumed purchase of an aggregate of 7,882,750 shares of Class A Common Stock, 12,482,850 shares of Class B Common Stock at $40 per Share and 1,078,930 SAILS Depositary Shares at $32.80 per Share.
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

ITEM 1.  SECURITY AND ISSUER.

     (a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates is Advanta Corp., a Delaware corporation (the "Company"), and the address of its principal executive office is Welsh and McKean Roads, Spring House, Pennsylvania 19477.

     (b) This Statement relates to a tender offer by the Company to purchase 7,882,750 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Class A Common Stock, $.01 par value (the "Class A Common Stock"), including the associated Class A Purchase Rights issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of March 14, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Class A Rights" and together with the Class A Common Stock, the "Class A Shares"), and 12,482,850 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Class B Common Stock, $.01 par value (the "Class B Common Stock"), including the associated Class B Purchase Rights issued pursuant to the Rights Agreement (the "Class B Rights" and together with the Class B Common Stock, the "Class B Shares") (the Class A Shares and the Class B Shares are herein referred to as the "Common Shares"), each at a purchase price, net to the seller in cash of $40 per Common Share (the "Common Stock Purchase Price"), and 1,078,930 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its depositary shares each representing one one-hundredth interest in a share of 6 3/4% Convertible Class B Preferred Stock, Series 1995 (Stock Appreciation Income Linked Securities (SAILS)) (the "SAILS Depositary Shares"), at a purchase price, net to the seller in cash of $32.80 per SAILS Depositary Share (the "SAILS Purchase Price") (the Class A Shares, Class B Shares and SAILS Depositary Shares are hereinafter referred to as the "Shares"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 20, 1998 (the "Offer to Purchase"), and in the related Letters of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4). Unless the Rights are redeemed by the Company, a tender of Common Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to the Shares or the Common Shares shall include the associated Rights. The information set forth in the "Introduction," "Section 1. Number of Shares; Proration," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Purpose of the Offer; Certain Effects of the Offer," and "Section
15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 7. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the "Introduction" and "Section 10. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (a)-(j) The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Source and Amount of Funds," "Section 10. Purpose of the Offer; Certain Effects of the Offer," "Section 11. Certain Information About the Company" and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 11. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, OR EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to a stockholder's decision to tender, sell, or hold Shares being sought in the Offer.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     The incorporation by reference herein of the information described below does not constitute an admission that such information is material to a stockholder's decision to tender, sell, or hold Shares being sought in the Offer.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Reference is hereby made to the Offer to Purchase and the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1),
(a)(2), (a)(3) and (a)(4) and incorporated in their entirety herein by reference.

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

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Form of Offer to Purchase, dated January 20, 1998.
    (a)(2)    Form of Letter of Transmittal for the Class A Shares.
    (a)(3)    Form of Letter of Transmittal for the Class B Shares.
    (a)(4)    Form of Letter of Transmittal for the SAILS Depositary Shares.
    (a)(5)    Form of Notice of Guaranteed Delivery.
    (a)(6)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.
    (a)(7)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
    (a)(8)    Form of Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
    (a)(9)    Form of Press Release issued by the Company on January 20, 1998.
    (a)(10)   Form of Letter to the Company's stockholders from the Chairman of the Board and
              Chief Executive Officer of the Company, dated January 20, 1998.
    (a)(11)   Form of Summary Advertisement, dated January 20, 1998.
    (a)(12)   Form of Letter to Participants in the Advanta Corp. Employee Savings Plan.
    (b)       Not applicable.
    (c)(1)    Voting Agreement, dated as of October 28, 1997, by and between Fleet Financial
              Group, Inc. and Dennis Alter, Chairman and Chief Executive Officer of the
              Company.
    (c)(2)    Contribution Agreement, dated as of October 28, 1997, by and between the
              Company and Fleet Financial Group, Inc.
    (d)       Not applicable.
    (e)       Not applicable.
    (f)       Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ADVANTA CORP.

                                          By:     /s/ ELIZABETH H. MAI

                                            ------------------------------------
                                                      Elizabeth H. Mai
                                                   Senior Vice President,
                                               Secretary and General Counsel

Dated: January 20, 1998

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------   -----------------------------------------------------------------------------------
(a)(1)    Form of Offer to Purchase, dated January 20, 1998.
(a)(2)    Form of Letter of Transmittal for the Class A Shares.
(a)(3)    Form of Letter of Transmittal for the Class B Shares.
(a)(4)    Form of Letter of Transmittal for the SAILS Depositary Shares.
(a)(5)    Form of Notice of Guaranteed Delivery.
(a)(6)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.
(a)(7)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(8)    Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
(a)(9)    Form of Press Release issued by the Company on January 20, 1998.
(a)(10)   Form of Letter to the Company's stockholders from the Chairman of the Board and
          Chief Executive Officer of the Company, dated January 20, 1998.
(a)(11)   Form of Summary Advertisement, dated January 20, 1998.
(a)(12)   Form of Letter to Participants in the Advanta Corp. Employee Savings Plan.
(b)       Not applicable.
(c)(1)    Voting Agreement, dated as of October 28, 1997, by and between Fleet Financial
          Group, Inc. and Dennis Alter, Chairman and Chief Executive Officer of the Company.
(c)(2)    Contribution Agreement, dated as of October 28, 1997, by and between the Company and Fleet Financial Group, Inc.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.

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